                                                                    EXHIBIT 99.2

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                         DECEMBER 31, 2000      SEPTEMBER 30, 2000
                                                         -----------------      ------------------
ASSETS

         Current assets:
         Cash and cash equivalents                          $ 12,511,335           $ 11,650,600
         Trade and other receivables                           2,484,540              2,443,063
         Inventories                                           1,900,062              1,913,538
         Prepaid expenses and other                              141,196                256,688
                                                              17,037,133             16,263,889
                                                            ------------           ------------
         Plant and equipment, net                              4,708,536              4,977,118
         Notes receivable                                        200,088                200,088
         Restricted cash and marketable securities             9,015,393              8,870,989
         Other asset                                           2,840,000              2,840,000
                                                            ------------           ------------
                                                            $ 33,801,150           $ 33,152,084
                                                            ============           ============

LIABILITIES

         Current liabilities:
         Accounts payable and accrued liabilities           $    259,293           $    656,051
         Notes payable (Note 2)                                   11,425                 15,830
         Deferred revenue                                     11,039,656              5,036,003
                                                              11,310,374              5,707,884
                                                            ------------           ------------
         Notes payable, net of current portion                    54,607                 54,607
         Reclamation obligations                              12,192,494             12,192,494
         Deferred revenue                                             --              4,244,000
         Deferred credit                                       4,220,000              4,220,000
                                                            ------------           ------------
                                                              27,777,475             26,418,985
                                                            ------------           ------------

SHAREHOLDERS' EQUITY

         Share capital (65,525,066 shares
         issued and outstanding)                              37,439,402             37,439,402
         Deficit                                             (31,415,727)           (30,706,303)
                                                            ------------           ------------
                                                               6,023,675              6,733,099
                                                            ------------           ------------
                                                            $ 33,801,150           $ 33,152,084
                                                            ============           ============

ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein                          /s/ Lukas H. Lundin
--------------------------                    -------------------------------
Ron F. Hochstein, Director                    Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                         THREE MONTHS ENDED DECEMBER 31
                                                          2000                   1999
                                                      ------------           ------------
OPERATIONS
Revenue
         Uranium sales                                $         --           $  3,267,600
         Vanadium sales                                     47,533                     --
         Process milling                                   276,257                358,051
                                                      ------------           ------------
                  Total revenue                            323,790              3,625,651
                                                      ------------           ------------
Costs and expenses
         Uranium cost of sales                                  --              2,765,000
         Vanadium cost of sales                             22,108                     --
         Process milling expenditures                      182,599                162,221
         Mill stand-by expenditures                        648,326                     --
         Selling, general and administrative               433,297                964,877
         Depreciation                                       88,710                165,307
                                                      ------------           ------------
                                                         1,375,040              4,057,405
                                                      ------------           ------------

Operating loss                                          (1,051,250)              (431,754)

         Net interest and other income                     341,826                194,269
                                                      ------------           ------------
Loss for the period                                   $   (709,424)          $   (237,485)
                                                      ============           ============

Basic/diluted loss per common share                   $      (0.01)          $         --
                                                      ============           ============

DEFICIT
Deficit, beginning of period                           (30,706,303)           (15,461,652)
         Loss for the period                              (709,424)              (237,485)
                                                      ------------           ------------
DEFICIT, END OF PERIOD                                $(31,415,727)          $(15,699,137)
                                                      ============           ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                   THREE MONTHS ENDED DECEMBER 31
                                                                     2000                   1999
                                                                 ------------           ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period                                              $   (709,424)          $   (237,485)
Items not affecting cash
     Depreciation and amortization                                    287,052                165,307
                                                                     (422,372)               (72,178)
                                                                 ------------           ------------
Changes in non-cash working capital items
     (Increase) decrease in trade and other receivables               (41,476)             1,016,542
     Decrease (increase) in inventories                                13,476               (342,341)
     Decrease in other current assets                                 115,493                 48,500
     Decrease in other accounts payable and accrued                  (396,759)            (1,087,278)
     liabilities

                                                                 ------------           ------------
     NET CASH USED IN OPERATIONS                                     (731,638)              (436,755)
                                                                 ------------           ------------

INVESTING ACTIVITIES
     Properties, plant and equipment                                  (18,471)               (50,479)
     Mongolia mineral properties                                           --               (120,057)
     Collection of notes receivable                                        --                  1,928
     Increase in restricted marketable securities                    (144,404)              (132,993)
                                                                 ------------           ------------
     NET CASH USED IN INVESTMENT ACTIVITIES                          (162,875)              (301,601)
                                                                 ------------           ------------

FINANCING ACTIVITIES
     Decrease in notes payable                                         (4,405)              (980,071)
     Increase in deferred revenue                                   1,759,653              2,325,516
                                                                 ------------           ------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                      1,755,248              1,345,445
                                                                 ------------           ------------

Increase in cash and cash equivalents                                 860,735                607,089
Cash and cash equivalents, beginning of period                     11,650,600                469,407
                                                                 ------------           ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 12,511,335           $  1,076,496
                                                                 ============           ============

SUPPLEMENTARY CASH FLOW INFORMATION
     Cash interest paid                                          $      5,746           $     38,009
     Cash interest received                                      $    330,599           $    167,630

                        INTERNATIONAL URANIUM CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (UNITED STATES DOLLARS) (UNAUDITED)

1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principals generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2000 annual report.

2.   Notes Payable

     In January 2001, as a result of its strong cash position, the Company elected to cancel its $5,000,000 working capital loan agreement with Wells Fargo Bank, NA.